Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Interest of Experts” and to the use in this Annual Report on Form 40-F of our reports dated November 28, 2022, with respect to the consolidated statements of financial position of Shaw Communications Inc. (the “Company”) as at August 31, 2022 and 2021, and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended August 31, 2022, and the effectiveness of internal control over financial reporting of the Company as of August 31, 2022, included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP

Chartered Professional Accountants,

Calgary, Canada

November 29, 2022